EXPLANATORY NOTE

The following is the text of a summary advertisement published in The New York Times on September 1, 2004. The advertisement incorrectly defines the “Expiration Date” as 10:00 a.m., New York City time, on October 8, 2004. The correct definition of the Expiration Date, as set forth in the Offer to Purchase dated September 1, 2004, is 11:00 a.m., New York City time, on October 8, 2004. In the first paragraph of the advertisement there is an incorrect reference to Brasilcel N.V. Such reference should be to Telesp Celular Participações S.A.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is made only by the offer to purchase dated September 1, 2004 and any amendments or supplements thereto. Tenders will not be accepted from or on behalf of holders of securities in any jurisdiction where making the tender offer or the acceptance thereof would be unlawful.

Notice of Offer to Purchase for Cash

Up to 84,252,534,000 Preferred Shares
at R$10.70 Per 1,000 Preferred Shares

of
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
by
TELESP CELULAR PARTICIPAÇÕES S.A.

Subject to the exceptions and conditions described herein, the tender offer, the proration period and the withdrawal rights will expire at 10:00 a.m., New York City time, on October 8, 2004, unless the offer is extended or earlier terminated. However, unless the offer is extended or earlier terminated, to participate in the tender offer, you must qualify for the tender offer (1) if a holder of American Depositary Shares, or “ADSs,” participating in the tender offer through The Bank of New York, as receiving agent, no later than 5:00 p.m., New York City time, on October 1, 2004 (such date, as it may be extended by Brasilcel N.V. in its sole discretion, the “ADS Qualification Date”) and (2) if a holder of common shares or preferred shares, no later than 4:00 p.m., New York City time, on October 7, 2004 (such date, as it may be extended by Brasilcel N.V. in its sole discretion, the “Share Qualification Date”). Withdrawals of ADSs by ADS holders who wish to participate in the tender offer through the receiving agent will not be accepted after 5:00 p.m., New York City time, on October 6, 2004, unless the offer is extended or earlier terminated.

     Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or “TCP,” is offering to purchase for cash, upon the terms and subject to the conditions set forth in the offer to purchase dated September 1, 2004, or the “offer to purchase,” up to 84,252,534,000 preferred shares (ações preferenciais), no par value, of Tele Centro Oeste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or the “Company,” for purchase in Brazilian reais at a price of R$10.70 per 1,000 preferred shares in cash without interest, net of the stock exchange and settlement fee described in the next sentence, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase. Each shareholder that tenders shares in the tender offer must pay a combined fee to the Bolsa de Valores de São Paulo – BOVESPA, or the “São Paulo Stock Exchange,” and the Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company), or “CBLC,” in a percentage equal to 0.035% of the purchase price received by that shareholder. The CBLC is the custodian for securities listed on the São Paulo Stock Exchange.

     The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is subject to other terms and conditions as set forth in the offer to purchase.

     The preferred shares purchased in the tender offer will be purchased through an auction on the São Paulo Stock Exchange. The auction is currently scheduled to occur on October 8, 2004. Brokers acting on behalf of shareholders that wish to tender their shares must present sales orders on behalf of tendering shareholders by 10:00 a.m., New York City time, on October 8, 2004 (such date and time, as it may be extended by TCP in its sole discretion, the “Expiration Date”) through the São Paulo Stock Exchange’s Mega Bolsa electronic trading system using the code “TCOC4L” for the preferred shares. In the event of over-subscription of the tender offer, shares properly tendered and not properly withdrawn before the Expiration Date of the offer will be purchased on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described in the offer to purchase. Upon the terms and subject to the conditions of the tender offer, including the proration provisions, TCP will purchase preferred shares of the Company, up to the maximum numbers of preferred shares set forth above that are properly tendered before the Expiration Date and not properly withdrawn.

     However, to participate in the tender offer, a holder of preferred shares of the Company or of American Depositary Shares, or “ADSs,” representing preferred shares of the Company must qualify for the tender offer no later than the dates indicated below by following the instructions set forth below.

•	Holders of ADSs. Tendering Through Receiving Agent: A holder of ADSs representing the Company’s preferred shares may tender its ADSs to The Bank of New York, as receiving agent in connection with the tender offer, no later than 5:00 p.m., New York City time, on October 1, 2004, which is the ADS Qualification Date, in accordance with the instructions set forth in the offer to purchase and the accompanying letter of transmittal. The Bank of New York will then contact a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the underlying preferred shares in the applicable auction, and if the underlying preferred shares are accepted for purchase in the auction, those ADSs will be cancelled. There is no separate tender offer being made in the United States to acquire ADSs.

After acceptance by TCP of the preferred shares underlying the ADSs tendered to the receiving agent (subject to any pro rata reduction of the shares purchased as described above) and receipt of payment of the consideration for those shares, the receiving agent will pay to holders of ADSs the U.S. dollar equivalent (based on then prevailing exchange rates, net of expenses for converting reais to U.S. dollars) of R$ 10.70 per 1,000 preferred shares, or R$32.10 per ADS, minus (1) a fee of U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price payable to the São Paulo Stock Exchange and CBLC, as described above and (3) the holder’s pro rata portion of the fee or commission charged by the broker selected by the receiving agent to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. In addition, any ADS holder that wishes to participate in the tender offer must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer.

Withdrawing Underlying Preferred Shares and Tendering Directly: As an alternative to tendering its ADSs to the receiving agent, an ADS holder may also surrender its ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares. The ADS holder would surrender to The Bank of New York, as depositary under the Company’s ADS program, the ADSs that represent preferred shares that it wishes to tender, pay a fee to the depositary in the amount of up to U.S.$5.00 per 100 ADSs or portion thereof surrendered and pay any taxes or governmental charges payable in connection with its withdrawal of the shares from the ADS program. If an ADS holder surrenders ADSs and receives the underlying preferred shares, the preferred shares so received will be registered at CBLC, and the holder will need to obtain its own foreign investor registration under Resolution No. 2,689/00 of the Conselho Monetário Nacional, or the “Brazilian National Monetary Council.” After the holder appoints a Brazilian representative for purposes of Resolution No. 2,689/00, the holder must make arrangements for that representative to tender the preferred shares on its behalf in the same manner as any other direct holder of shares whose shares are registered at CBLC. The offer to purchase contains additional information about Resolution No. 2,689/00. The holder will need to take these steps in sufficient time to allow its Brazilian representative to qualify for the tender offer on its behalf no later than the Share Qualification Date in the manner described in the next bullet point.

•	Direct Holders of Preferred Shares. A holder of preferred shares must, no later than 4:00 p.m., New York City time, on October 7, 2004, which is the Share Qualification Date, either personally or by means of a duly appointed proxy, contact any broker authorized to conduct trades on the São Paulo Stock Exchange, present the documentation listed in the offer to purchase and ask the broker to tender its shares in the applicable auction on its behalf. Shareholders must pay any fee or commission charged by their broker.

Shareholders that have invested in shares of the Company under Resolution No. 2,689/00 of the Brazilian National Monetary Council (which are registered at CBLC) should ask their Brazilian representatives for purposes of Resolution No. 2,689/00 to contact such a broker on their behalf.

Preferred shares held through Banco ABN Amro Real S.A., the Company’s transfer agent, are not registered at CBLC. Holders of preferred shares through Banco ABN Amro Real S.A. should therefore ask the broker they contact to request the transfer of their shares to the custody of CBLC in order to enable the broker to tender the shares on their behalf. The holder will need to take these steps in sufficient time to enable qualification for the tender offer no later than the Share Qualification Date. Any holder that does not know whether it holds its shares through CBLC or Banco ABN Amro Real S.A. should ask its custodian, representative, broker or other nominee.

     A beneficial owner of preferred shares or ADSs registered in the name of a broker, dealer, commercial bank or other nominee must contact that entity if that beneficial owner desires to tender shares and may be charged a fee or commission by that person for tendering shares in the tender offer.

     Sales orders from brokers tendering preferred shares on behalf of tendering shareholders, including the broker selected by the receiving agent to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer, must be submitted no later than 10:00 a.m., New York City time, on the Expiration Date. At that time, sale orders for tendered shares that have not been reduced or cancelled before that time will be deemed accepted, subject to the proration provisions described above, and may not be withdrawn. All preferred shares purchased by TCP in the tender offer will be acquired through buy orders at the prices set forth above presented by BES Securities do Brasil, S.A. C.C.V.M., as broker for TCP.

     TCP will pay for shares accepted in the tender offer on the third Brazilian business day following the auction, in accordance with the rules established by CBLC. Under no circumstances will interest on the purchase price be paid by TCP regardless of any delay in making that payment.

     TCP may extend or terminate the tender offer or amend the tender offer in any respect in its sole discretion, subject to applicable securities laws and terms of the tender offer. Any extension, amendment or termination will be publicly announced, and any announcement of an extension of the tender offer will be issued, no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Share Qualification Date. Without limiting the manner in which TCP may choose to make any public announcement, TCP will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

     Shareholders that have qualified for the tender offer may withdraw from the tender offer, but for a withdrawal to be effective, the broker who has been instructed to tender shares in the auction described above, including the broker selected by the receiving agent to tender preferred shares underlying ADSs, must withdraw the order to tender those shares through the São Paulo Stock Exchange’s Mega Bolsa electronic trading system no later than 10:00 a.m., New York City time, on October 8, 2004, which is the Expiration Date. Any tender of shares will be irrevocable after that time. If a shareholder wishes to withdraw the tender of its shares, it is the responsibility of the shareholder to ensure that the broker who has been instructed to tender its shares receives instructions to withdraw the tender of those shares before that time. In order to allow the broker selected by the receiving agent to withdraw the order to sell shares underlying ADSs held by ADS holders who wish to withdraw, a written notice of withdrawal from any ADS holder participating in the tender offer through the receiving agent must be received by the receiving agent no later than 5:00 p.m., New York City time, on October 6, 2004. In order to withdraw from the tender offer, shareholders and ADS holders should follow the instructions set forth below:

•	Holders of ADSs. If an ADS holder is participating in the tender offer by tendering its ADSs to the receiving agent, its originally signed written notice of withdrawal must be received by the receiving agent no later than 5:00 p.m., New York City time, on October 6, 2004 in the manner described in the offer to purchase.

If an ADS holder has surrendered its ADSs, withdrawn the underlying preferred shares from the ADS program and is participating directly in the tender offer, that person or its Brazilian representative should contact the broker that it has instructed to tender shares on its behalf in sufficient time to enable the broker to withdraw the order to sell its shares before the Expiration Date and must provide any documentation required by the broker.

•	Direct Holders of Preferred Shares. If a shareholder directly holds preferred shares, the shareholder or its representative in Brazil must contact the broker that it has instructed to tender shares on its behalf in sufficient time to enable the broker to withdraw the order to sell its shares no later than 10:00 a.m., New York City time, on the Expiration Date and must provide any documentation required by the broker.

     In addition, in accordance with Section 14(d)(5) of the Exchange Act, shareholders that have tendered shares may withdraw those shares at any time after October 30, 2004 if the auction has not occurred before that date by communicating their request to withdraw their shares in the manner described above.

     The receipt of cash in exchange for preferred shares of the Company pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction under Brazilian law, depending on the circumstances. Holders should review the description of U.S. federal income tax consequences and Brazilian tax consequences contained in the offer to purchase when evaluating the tender offer.

     The offer to purchase contains a description of the accounting treatment of this transaction by TCP.

     TCP is undertaking this tender offer to increase its ownership of the preferred shares of the Company, of which it is the controlling shareholder. TCP and its affiliates owned 111,583,149,861 common shares of the Company, or 86.2% of the Company’s common shares, and 2,400,100 preferred shares of the Company, or 0.0% of the Company’s preferred shares as of July 31, 2004. If the tender offer is successful and TCP purchases 84,252,534,000 preferred shares, TCP will own 84,254,934,100 preferred shares of the Company, or 32.8% of the Company’s preferred shares and 50.6% of the Company’s total share capital. TCP believes that the tender offer also provides an efficient means to provide value to shareholders of the Company. The tender offer allows those shareholders desiring to receive cash for their shares the opportunity to do so. The tender offer offers holders of the Company’s preferred shares the opportunity to sell shares at a 20% premium over the volume weighted average prices of shares of that class on the São Paulo Stock Exchange over the 30 trading days up to and including August 24, 2004, the date of announcement of the tender offer.

     The preferred shares of the Company are listed on the São Paulo Stock Exchange under the ticker symbol “TCOC4.” On August 30, 2004, the closing price of the Company’s preferred shares on the São Paulo Stock Exchange was R$9.14 per 1,000 preferred shares. ADSs representing preferred shares of the Company are traded on the New York Stock Exchange under the ticker symbol “TRO.” On August 30, 2004, the closing price of the ADSs on the New York Stock Exchange was U.S.$9.33 per ADS. Each ADS represents 3,000 preferred shares of the Company.

     The number of shares that TCP is offering to acquire has been determined to allow TCP to increase its participation in the Company without suppressing the liquidity of the remaining shares of those classes for purposes of Brazilian laws and regulations, in particular Instruction No. 361 dated March 5, 2002 of the Comissão de Valores Mobiliários, or the “Brazilian Securities Commission”. The tender offer will reduce the number of outstanding preferred shares that are not held by TCP or its affiliates. Based on the guidelines of the Brazilian Securities Commission and the New York Stock Exchange, TCP does not believe that its purchase of preferred shares in the tender offer will cause the remaining outstanding preferred shares to be delisted from the São Paulo Stock Exchange or cause the remaining ADSs to be delisted from the New York Stock Exchange.

     Holders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. None of TCP, the Company, Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefónica Móviles, S.A., any of their affiliates or any of their respective boards of directors or executive officers makes any recommendation as to whether holders should tender their shares. None of these persons has authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its shares in the tender offer. Any holder that is in doubt as to the action it should take should contact its broker, lawyer, accountant or other professional advisor without delay.

     In particular, the Company, its board of directors and executive officers are not making a recommendation regarding the tender offer and are expressing no opinion of, and are remaining neutral toward the tender offer because (1) the tender offer is being made by the controlling shareholder of the Company, and (2) the tender offer is a voluntary cash offer for only a portion of the preferred shares of the Company, and the Company, its board of directors and its executive officers therefore believe that each investor should make its own decision as to the consideration being offered in the tender offer and whether to tender or refrain from tendering shares.

     The information required to be disclosed by 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the offer to purchase and is incorporated into this announcement by reference. TCP is also filing with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the tender offer.

     Questions or requests for assistance may be directed to the information agent set forth below. Copies of the offer to purchase and, for holders of ADSs, the related letter of transmittal may be obtained through the information agent and will be furnished promptly upon request at TCP’s expense.

The Brazilian Information Agent for the Tender Offer is:	The U.S. Information Agent for the Tender Offer is:

BES Securities Av. Rio Branco 110, 33° andar CEP 20040-001 Centro Rio de Janeiro, Brazil Telephone: +55 21 3212-3213	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Call Collect: (212) 929-5500 or Toll-Free (800) 322-2885

     Shareholders may also contact their broker, dealer, commercial bank or other nominee for assistance concerning the tender offer.

     The receiving agent through which holders of ADSs may tender the underlying preferred shares is:

The Bank of New York
Tender & Exchange Department
101 Barclay Street
Receive and Deliver Window, Street Floor
New York, NY 10286
Telephone: 1-800-507-9357

     Holders are urged to read the offer to purchase carefully before making any decision with respect to the tender offer because it contains important information.

September 1, 2004